UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LAREDO PETROLEUM, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

516806106

(CUSIP Number)

February 24, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 516806106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Pioneer Natural Resources Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 745,683 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 745,683 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,683 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 745,683 shares of common stock, $0.01 par value per share (the “Common Stock”), of Laredo Petroleum, Inc. (the “Issuer”).
(2)	Based on 17,304,100 shares of Common Stock outstanding as of February 22, 2022, as represented by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2021.

SCHEDULE 13G

CUSIP No. 516806106	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Pioneer Natural Resources USA, Inc.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 745,683 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 745,683 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,683 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (3)
12	TYPE OF REPORTING PERSON CO

(1)

Pioneer Natural Resources USA, Inc., a Delaware corporation (“Pioneer USA”), is a wholly owned subsidiary of Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), and Pioneer controls Pioneer USA.

(2)	Consists of 745,683 shares of Common Stock of the Issuer.
(3)	Based on 17,304,100 shares of Common Stock outstanding as of February 22, 2022, as represented by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2021.

SCHEDULE 13G

CUSIP No. 516806106	Page 4 of 6 Pages

Item 1.	(a) Name of Issuer

Laredo Petroleum, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

15 W. Sixth Street. Suite 900, Tulsa, Oklahoma 74119

Item 2.	(a), (b) and (c) Name of Person Filing; Address of Principal Business Office; Citizenship:

This statement on Schedule 13G is being filed jointly by Pioneer Natural Resources Company (“Pioneer”) and Pioneer Natural Resources USA, Inc. (“Pioneer USA”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13G for their Joint Filing Agreement.

Pioneer

Pioneer, a Delaware corporation, is a large independent oil and gas exploration and production company that explores for, develops and produces oil, natural gas liquids and gas within the United States, with operations primarily in the Permian Basin in West Texas. The principal address of Pioneer is 777 Hidden Ridge, Irving, Texas 75038.

Pioneer USA

Pioneer USA, a Delaware corporation, is a wholly owned subsidiary of Pioneer. The principal address of Pioneer USA is 777 Hidden Ridge, Irving, Texas 75038.

Item 2.	(d) Title of Class of Securities

Common Stock, $0.01 par value (the “Common Stock”).

Item 2.	(e) CUSIP No.:

516806106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G

CUSIP No. 516806106	Page 5 of 6 Pages

Item 4.	Ownership

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
Pioneer	745,683	4.3	%(1)
Pioneer USA	745,683	4.3	%(1)

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Pioneer	745,683	0	745,683	0
Pioneer USA	0	745,683	0	745,683

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

As of the date hereof, Pioneer USA has ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. Pioneer, as 100% owner of Pioneer USA, is deemed to beneficially own the Common Stock of the Issuer owned by Pioneer USA and thus also has ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. Ownership percentages are based 17,304,100 shares of Common Stock outstanding as of February 22, 2022.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SCHEDULE 13G

CUSIP No. 516806106	Page 6 of 6 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2022

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Mark H. Kleinman
Name:	Mark H. Kleinman
Title:	Executive Vice President, General Counsel and Assistant Secretary

PIONEER NATURAL RESOURCES USA, INC.

By:	/s/ Mark H. Kleinman
Name:	Mark H. Kleinman
Title:	Executive Vice President, General Counsel and Assistant Secretary